United States securities and exchange commission logo





                               January 22, 2021

       Andrei Floroiu
       Chief of Executive Officer
       Vaxart, Inc.
       385 Oyster Point Boulevard
       Suite 9A
       South San Francisco, CA 94080

                                                        Re: Vaxart, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            File No. 001-35285

       Dear Mr. Floroiu:

              We have reviewed your January 8, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 28, 2020 letter.

       Form 10-K for the fiscal year ended December 31, 2019

       Management's Discussion and Analysis, page 77
       Results of Operations, page 80

   1. We have read your response to comment 1 in our letter dated December 28, 2020. Please revise this section of
your future filings to more clearly disclose that due to the timing of cash flows under the
HCRP agreement, royalty revenues for Inavir for the second, third and fourth quarters of
any given year get passed through to HCRP such that there are no such revenues recorded
for those periods, but that those passed-through amounts are instead recorded as
non-cash royalty revenue related to the sale of future royalties. Revise this section as well as
the risk factor on page 58 to clarify the extent to which the seasonality you
experience in your revenue recognition is more attributable to when flu season occurs versus
attributable to the timing of cash flows pursuant to the HCRP
 Andrei Floroiu
Vaxart, Inc.
January 22, 2021
Page 2
         agreement.
       You may contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAndrei Floroiu                       Sincerely,
Comapany NameVaxart, Inc.
                                                       Division of Corporation
Finance
January 22, 2021 Page 2                                Office of Life Sciences
FirstName LastName